Exhibit 99.1

Volvo: Truck Deliveries January-May 2007

STOCKHOLM, Sweden--Total deliveries of trucks from the Volvo Group’s (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) four truck companies, including Nissan Diesel, through May this year amounted to 82,865, which is a decrease of 10%, compared with the year-earlier period. Deliveries from Nissan Diesel only include the period April to May 2007, since the company was consolidated as of April 1, 2007. Excluding Nissan Diesel, deliveries amounted to 76,635, a decrease by 17%, compared with the year-earlier period.

For the full report, see attachment.

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=48 4051&fn=wkr0001.pdf

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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